# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: K Wave Media Ltd., CIK 0002000756
CUSIP: G53151109
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 121 South Church Street, George Town, Grand Cayman, Cayman Islands (E9), KY1-1104
Date of event which requires filing of this statement: 05/13/2025
Filed by CIK 0002086830
Persons authorized to receive notices and communications: Andrew M. Tucker, Duane Morris LLP, 901 New York Avenue, N.W., Suite 700 East, Washington, District Of Columbia (DC), 20001-4795, (202) 776-5248

## Reporting persons
- Hyung Seok Cho: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 8,668,867; shared voting power 0; sole dispositive power 8,668,867; shared dispositive power 0; aggregate amount beneficially owned 8,668,867 (13.72% of the class)
  Comment: (1). Calculated based on 63,198,074 ordinary shares, par value $0.0001 per share ("Ordinary Shares"), of K Wave Media Ltd. (the "Issuer"), issued and outstanding as of the date of this Schedule 13D, as reported by the Issuer.
- Ted Kim (CIK 0002086830): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,395,385; shared voting power 2,623,047; sole dispositive power 5,395,385; shared dispositive power 0; aggregate amount beneficially owned 8,018,432 (12.59% of the class)
  Comment: (1) Includes (i) 3,489,721 Ordinary Shares held by Global Fund LLC, of which Ted Kim is the sole owner and may be deemed to have sole voting and sole investment power over these Ordinary Shares, (ii) 1,407,439 Ordinary Shares held by Lodestar USA, Inc., of which Ted Kim is the sole owner and may be deemed to have sole voting and sole investment power over these Ordinary Shares, and (iii) 498,225 Ordinary Shares which underlie warrants to purchase Ordinary Shares previously issued by the Issuer to Ted Kim, which warrants are exercisable for these Ordinary Shares within 60 days of the date of this Schedule 13D. Also includes 2,623,047 Ordinary Shares held by Global Star Acquisition I, LLC (the "Sponsor"), of which Ted Kim may be deemed to be a beneficial owner as a result of his position as a managing member and as an owner of the Sponsor. Ted Kim and Anthony Ang are the managing members of the Sponsor and each managing member of Global Star has the power to vote or dispose of the 2,623,047 Ordinary Shares held by the Sponsor.
  
  (2) Calculated based on 63,198,074 Ordinary Shares issued and outstanding as of the date of this Schedule 13D, as reported by the Issuer.
- Jaekeun Kim: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 5,280,511; shared voting power 0; sole dispositive power 5,280,511; shared dispositive power 0; aggregate amount beneficially owned 5,280,511 (8.48% of the class)
  Comment: (1) Includes (i) 78,037 Ordinary Shares held directly by Jaekeun Kim and (ii) 5,202,474 Ordinary Shares held by JVC Inc., of which Jaekeun Kim is the sole owner and may be deemed to have sole voting and sole investment power over these Ordinary Shares.
  
  (2) Calculated based on 63,198,074 Ordinary Shares issued and outstanding as of the date of this Schedule 13D, as reported by the Issuer.
- Pyeung Ho Choi: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 5,020,283; shared voting power 0; sole dispositive power 5,020,283; shared dispositive power 0; aggregate amount beneficially owned 5,020,283 (7.94% of the class)
  Comment: (1) Calculated based on 63,198,074 Ordinary Shares issued and outstanding as of the date of this Schedule 13D, as reported by the Issuer.
- Young Jae Lee: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 4,671,301; shared voting power 0; sole dispositive power 4,671,301; shared dispositive power 0; aggregate amount beneficially owned 4,671,301 (7.39% of the class)
  Comment: (1) Calculated based on 63,198,074 Ordinary Shares issued and outstanding as of the date of this Schedule 13D, as reported by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: K Wave Media Ltd.
Address of issuer's principal executive offices: 121 South Church Street, George Town, Grand Cayman, Cayman Islands (E9), KY1-1104

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly on behalf of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

(i) Hyung Seok Cho, a citizen of the Republic of Korea;

(ii) Ted Kim, a citizen of the United States of America;

(iii) Jaekeun Kim, a citizen of the Republic of Korea;

(iv) Pyeung Ho Choi, a citizen of the Republic of Korea; and

(v) Young Jae Lee, a citizen of the Republic of Korea. The Reporting Persons disclaim status as a "group" for purposes of this Schedule 13D.
Residence or business address:
(i) The principal business address of Hyung Seok Cho is 20F, Nurikum Square Business Tower, 396 World Cup-buk-ro, Mapo-gu, Seoul 03925, Republic of Korea.

(ii) The principal business address of Ted Kim is 1641 International Drive, Unit 208, McLean, Virginia 22102.

(iii) The principal business address of Jaekeun Kim is DD-15-134-004 - 007, Level 15, WeWork Hub71, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

(iv) The principal business address of Pyeung Ho Choi is 9F, ES Tower, 17 Teheran-ro 52-gil, Gangnam-gu, Seoul 06138, Republic of Korea.

(v) The principal business address of Young Jae Lee is 9F, ES Tower, 17 Teheran-ro 52-gil, Gangnam-gu, Seoul 06138, Republic of Korea.
Present principal occupation or employment:
(i) Hyung Seok Cho is a member of the Issuer's Board of Directors (the "Board"). Mr. Cho serves as Chief Executive Officer of Playcompany, a wholly owned subsidiary of K Enter Holdings Inc. engaged in the entertainment content, IP creation, merchandising and entertainment investment businesses.

(ii) Ted Kim is a member of the Board serves as the Issuer's Chief Executive Officer.

(iii) Jaekeun Kim is a member of the Board. Mr. Kim's serves as the Founding Partner of Navigator Global Holdings LLC, a private investment and asset management holding company located in Abu Dhabi.

(iv) Pyeung Ho Choi is a member of the Board and serves as its Chairman. Mr. Pyeung-Ho Choi is the co-founder and Chairman of K Enter Holdings Inc., and the founder and Chief Executive Officer of Solaire Partners LLC, one of the leading Korean content venture capital firms and one of the pioneers in the Korean entertainment industry.

(v) Young Jae Lee is a member of the Board. Young Jae Lee is the co-founded K Enter Holdings Inc. and Solaire Partners LLC and serves as their Chief Executive Officer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
This Schedule 13D is being filed jointly on behalf of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

(i) Hyung Seok Cho, a citizen of the Republic of Korea;

(ii) Ted Kim, a citizen of the United States of America;

(iii) Jaekeun Kim, a citizen of the Republic of Korea;

(iv) Pyeung Ho Choi, a citizen of the Republic of Korea; and

(v) Young Jae Lee, a citizen of the Republic of Korea. The Reporting Persons disclaim status as a "group" for purposes of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Schedule 13D is incorporated into this Item 3 by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 15, 2023, the Issuer entered into that certain Merger Agreement, by and among the Issuer, Global Star Acquisition Inc., a Delaware corporation ("Global Star"), K Enter Holdings Inc., a Delaware corporation ("K Enter"), and GLST Merger Sub, Inc., a Delaware corporation ("Merger Sub") (as modified by the Joinder Agreement, dated July 13, 2023, the First Amendment to Merger Agreement, dated March 11, 2024, the Second Amendment to Merger Agreement, dated June 28, 2024, the Third Amendment to Merger Agreement to Merger Agreement, dated July 25, 2024 and the Fourth Amendment to Merger Agreement dated December 11, 2024, the "Merger Agreement"), pursuant to which, on May 13, 2025:

1. Global Star was reincorporated to Cayman Islands by merging with and into the Issuer, with the Issuer remaining as the surviving publicly traded entity (the "Reincorporation Merger"). In connection with the closing of the Reincorporation Merger, (i) each issued and outstanding share of Ordinary Shares of Global Star, other than Global Star Ordinary Shares owned by Global Star as treasury shares or any Global Star Ordinary Shares owned by any direct or indirect wholly owned subsidiary of Global Star, was converted into one Ordinary Share of the Issuer, (ii) each issued and outstanding warrant of Global Star was converted automatically into a warrant to purchase one Ordinary Share at a price of $11.50 per whole share (the "K Wave Warrant"), (iii) each issued and outstanding right of Global Star was converted automatically into a right to receive one-tenth (1/10) of one Ordinary Share at the closing of a business combination (the "K Wave Right"), and (iv) each issued and outstanding unit of Global Star was separated and converted automatically into one Ordinary Share, one K Wave Warrant, and one K Wave Right. At the closing of the Reincorporation Merger, all common stock, warrants, rights, units and other securities of Global Star ceased to be outstanding and were automatically cancelled and retired and ceased to exist; and

2. GLST Merger Sub, Inc. ("Merger Sub") merged with and into K Enter, resulting in K Enter being a wholly owned subsidiary of the Issuer (the "Acquisition Merger"). In connection with the closing of the Acquisition Merger, (i) each share of K Enter capital stock that was owned by Global Star, Merger Sub and K Enter (as treasury stock or otherwise), was automatically cancelled and retired without any conversion, (ii) each share of K Enter preferred stock issued and outstanding was deemed converted into shares of K Enter common stock, (iii) each share of Ordinary Shares issued and outstanding, including shares of Ordinary Shares deemed outstanding as a result of the mandatory conversion of K Enter preferred stock, was converted into the right to receive a number of Ordinary Shares equal to a conversion ratio of 312.1:1, and (iv) each share of Merger Sub Ordinary Shares issued and outstanding was converted into and become one newly issued, fully paid and nonassessable share of K Enter common stock.

The Reincorporation Merger and the Acquisition Merger are collectively referred to herein as the "Business Combination."

The Merger Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

All of the Ordinary Shares held by the Reporting Persons and reported herein were acquired by the Reporting Persons in connection with the Business Combination, provided, that, of the 8,018,432 Ordinary Shares of which Ted Kim may be deemed to be a beneficial owner and which are reported herein, 498,225 Ordinary Shares are beneficially owned by Ted Kim as a result of his ownership of warrants to purchase an aggregate of 498,225 Ordinary Shares, which warrants are exercisable by Mr. Kim within 60 days of the date of this Schedule 13D and were issued by the Issuer to Ted Kim on September 22, 2023 in connection with Global Star completing its initial public offering.

Additionally, on January 31, 2025, the Issuer entered into a securities purchase agreement (the "PIPE Securities Purchase Agreement"), with certain institutional and accredited investors (the "PIPE Investors"), pursuant to which the PIPE Investors agreed to subscribe for and purchase from the Issuer an aggregate of $4.5 million in convertible promissory notes (collectively, the "PIPE Notes"). Pursuant to the PIPE Securities Purchase Agreement, the PIPE Investors who purchased the PIPE Notes were also entitled to receive an aggregate of 880,000 Ordinary Shares from the Issuer upon the issuance of the PIPE Notes (the "Issuer PIPE Share Obligation"). In order to incentivize the PIPE Investors to consummate the transactions contemplated by the PIPE Securities Purchase Agreement, including the purchase of the PIPE Notes, following the Closing of the Business Combination on May 13, 2025, Ted Kim transferred an aggregate of 880,000 Ordinary Shares then held by Lodestar USA, Inc., an entity of which Ted Kim is the sole owner ("Lodestar"), to the PIPE Investors in order to satisfy the Issuer PIPE Share Obligation. In connection with this transfer of 880,000 Ordinary Shares to the PIPE Investors, following the Closing of the Business Combination on May 13, 2025, Ted Kim also caused Lodestar to transfer to certain individuals who assisted the Issuer in the consummation of its initial public offering an aggregate of 73,651 Ordinary Shares then held by Lodestar.

Each of the Reporting Persons reviews their investments in the Issuer on a continuing basis. Any actions a Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; financial planning considerations; the relative attractiveness of alternative business and investment opportunities; and other future developments.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in Item 4(a) through (j) of this Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers, about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Ordinary Shares, selling some or all of their Ordinary Shares, engaging in short selling of or any hedging or similar transaction with respect to the Ordinary Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages used in this Schedule 13D are based upon 63,198,074 Ordinary Shares issued and outstanding as of the date of this Schedule 13D, as reported by the Issuer. See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentage of the Ordinary Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D, including the notes relating thereto, for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: During the past 60 days, none of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On October 14, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

At the closing of the Business Combination, each of the Reporting Persons entered into certain lock-up agreements (collectively, the "Lock-Up Agreements"), pursuant to which the Reporting Persons agreed not offer, sell, contract to sell, pledge, grant any option to purchase, or otherwise dispose of, directly or indirectly, 50% of the Ordinary Shares held by the Reporting Persons (and reported in this Schedule 13D) until the date that is six months after the consummation of the Business Combination. The remaining 50% of the Ordinary Shares held by the Reporting Persons (and reported in this Schedule 13D) are not subject to the Lockup Agreements. The form of Lock-Up Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated October 14, 2025, by and among Hyung Seok Cho, Ted Kim, Jaekeun Kim, Pyeung Ho Choi and Young Jae Lee.
Filed herewith

Exhibit 99.2 Merger Agreement, dated as of June 15, 2023, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form F-4/A filed with the SEC on December 23, 2024).
https://www.sec.gov/Archives/edgar/data/2000756/000182912624008480/kwavemedia_f4a12.htm#annexaaaa_001

Exhibit 99.3 Form of Lock-Up Agreement by and among K Wave Media Ltd., Global Star Acquisition, Inc., K Enter Holdings Inc. and certain other persons (incorporated by reference to Exhibit 10.1 of Global Star Acquisition, Inc.'s Current Report on Form 8-K filed with the SEC on June 22, 2023).
https://www.sec.gov/Archives/edgar/data/1922331/000119312523172700/d458880dex101.htm

## Signatures
- Hyung Seok Cho: /s/ Hyung Seok Cho, Hyung Seok Cho (10/14/2025)
- Ted Kim: /s/ Ted Kim, Ted Kim (10/14/2025)
- Jaekeun Kim: /s/ Jaekeun Kim, Jaekeun Kim (10/14/2025)
- Pyeung Ho Choi: /s/ Pyeung Ho Choi, Pyeung Ho Choi (10/14/2025)
- Young Jae Lee: /s/ Young Jae Lee, Young Jae Lee (10/14/2025)